

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 10, 2017

Via E-mail
Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

> **Re: Boxlight Corporation**
> **Post-Effective Amendment to Form S-1**
> **Filed June 30, 2017**
> **File No. 333-204811**

Dear Mr. Elliott:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2017 letter.

Registration Statement

1. Reconcile your response to prior comment 2 with exhibit 4.9.

Risk Factors, page 11

2. In an appropriate risk factor, disclose the aggregate amount of all of your obligations that are in default, including the AHA note mentioned on page 42 and any other obligations. Also revise your disclosure on page 6 accordingly.

Use of Proceeds, page 25

3.   Revise so that the aggregate use of proceeds disclosed in the "75%" and "Maximum" columns does not exceed the disclosed net proceeds in those columns.

Rule 144, page 65

4.   We note your response to prior comment 3 and that you have not filed a Form 10-K for your last completed fiscal year. Revise your disclosure regarding permitted resales to explain the effect of Rule 144(c)(1).

Undertakings, page 81

5.   We note your response to prior comment 6. Please provide the undertakings required by Item 512(a)(1) of Regulation S-K.

        Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Tahra T. Wright
        Loeb & Loeb LLP